UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: January 2022

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Proposed term loan refinancing, dated 10 January 2022

10 January 2022

Micro Focus International plc
Proposed term loan refinancing

Micro Focus International plc ("Micro Focus" or the "Company") today announces the launch of a $1.6bn-equivalent Senior Secured Term Loan B refinancing (the "Transaction").

The proceeds of the offering will be used to refinance a portion of its existing Senior Secured Term Loan B facilities due June 2024 and pay fees and expenses in connection with the Transaction. Upon completion, the Transaction will replace the existing Senior Secured Term Loan B Euro facility due June 2024 as well as partially refinance the existing Senior Secured Term Loan B USD facility due June 2024 with new 5-year Senior Secured Term Loan B facilities.

The Company will raise a combination of Euro and US dollar dominated Term Loans with a minimum intended tranche size of €442m in Euros and $1,100m in US dollars. The initial price talk for the new facilities is anticipated to be between 4.00%-4.25% above EURIBOR (subject to a 0% floor) at an original issue discount of 0.5% on the Euro denominated tranche, and between 3.75%-4.00% above SOFR and CSA (subject to a 0.5% floor) at an original issue discount of 1.0% on the US Dollar denominated tranche.

An update will follow in due course.

Enquiries:
Micro Focus                                                      Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                     Investors@microfocus.com
Matt Ashley, CFO
Ben Donnelly, Investor relations

Brunswick                                                           Tel: +44 (0) 20 7404 5959
Sarah West                                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 10 January2022

Micro Focus International plc

By:	/s/ Matt Ashley
Name:	Matt Ashley
Title:	Chief Financial Officer